Exhibit 99.1

Draganfly to Be Featured at EDGE22: Government

Technology - Common Missions in Today’s

Digital World Conference

Las Vegas, Nevada. January 4th, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly’’ or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that it will be featured at EDGE22: Common Missions in Today’s Digital World at the Park MGM Hotel in Las Vegas, Nevada. The conference runs from January 6-8, 2022.

Draganfly’s onsite demonstration to government representatives will consist of a live drone flight equipped with the Company’s Smart Vital system. Using existing drone camera systems, the Company’s Smart Vital system is able to survey, with voluntary consent, vital signs including heart rate, respiratory rate, temperature, and blood oxygen content (SpO2). The system does not register any personal data of the individual being screened. Cameron Chell, Chairman and CEO of Draganfly, and Paul Mullen, Vice President of Vital Intelligence will discuss the versatility and real-world use cases of Draganfly’s Vital Intelligence platform.

On January 6, 2022, Draganfly will also be featured at the Technology and The Health Care Revolution Executive Roundtable. Draganfly’s groundbreaking AI Vital Intelligence platform is the topic of the esteemed Roundtable which includes eight senior professionals from government and business.

Further, On January 8, 2022, Draganfly will participate in the Dawn of Drones plenary session at EDGE22. The two-hour program will examine the dramatic expansion of drone and unmanned aerial vehicle (“UAV”) technologies in the military, law enforcement, and homeland security, commercial and citizen-centric applications.

“We are thrilled to be participating in EDGE22,” said Cameron Chell, CEO of Draganfly. “For more than two decades, Draganfly has continued to develop game-changing drone solutions, software and AI systems that are revolutionizing the way organizations across a variety of industries do business. We are excited to share our passion for creating effective and sustainable solutions that save time, money, and lives.”

“Draganfly is an innovator in robotic, sensors, AI, and UAV technologies. As the showcase and forum for advanced technologies supporting vital government missions, EDGE22@CES is delighted to feature

Draganfly to the EDGE22 drone/UAV agenda,” said Don Upson, Chairman Government Business Executive Forum and EDGE22.

EDGE, formerly CES Government, is produced by the Government Business Executive Forum (“GBEF”), an exclusive organization of senior technology, regulated industries, and government professionals. The GBEF produces eight “EDGESeries” programs throughout the year. Each program is focused on a specific technology-driven mission.

EDGE22 brings together technology and mission leaders from the United States and abroad for a substantive agenda held against the backdrop of the world’s most prestigious tech innovation showcase: CES for 17 consecutive years.

To register for EDGE22, please visit: https://edge2022.com/tickets/.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Company’s participation in EDGE22. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.